Exhibit 99.1

Nisun International Announces Partnership with JD.com to Jointly Develop Supply Chain Services for E-Commerce Business

SHANGHAI, China, July 27, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd ("Nisun" or the "Company") (NASDAQ: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that Fanlunke Supply Chain Management (Shanghai) Co., Ltd, a controlled affiliate of the Company, has signed a partnership agreement with Beijing Jingdong Century Information Technology Co., Ltd (“JD”), a subsidiary of JD.com, China’s leading technology driven e-commerce company transforming to become a leading supply chain based technology and service provider. Under this agreement, the two groups will enter a joint cooperation to develop supply chain services targeting the e-commerce industry.

Beijing Jingdong Century Information Technology Co., Ltd is wholly-owned by Beijing Jingdong Century Trading Co., Ltd and a subsidiary of JD.com. Under this cooperation, the two groups will lean on their respective logistics networks, supply chain resources, and technologies, to complement each other’s advantages and collaborate to develop integrated supply chain solutions targeting the e-commerce industry, deploying JD’s e-commerce platform and prioritizing customer experience. Through this cooperation, Nisun will further integrate the upstream and downstream of supply chain logistics and improve efficiency to provide comprehensive products and sales solutions.

“This partnership with China’s e-commerce giant marks another important step for Nisun in the deployment of our long-term growth strategy while providing an opportunity for us to expand our presence in the e-commerce field,” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International. “In addition, making use of JD’s advantages in traffic, logistics, and warehousing, Nisun can accelerate its growth in the supply chain industry while improving its capacity and efficiency in supply chain management. This partnership will allow us to improve product and service offerings and remain focused on our goals to meet customer demands while creating value for shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Shaokang (Ken) Lu
Tel: +86 (21) 2357-0055
Email: lushaokang@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com